JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Avenue
Suite 5100
New Orleans, LA 70170

June 3, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Kathryn T. Jacobson

RE:	Stewart Enterprises, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2004
Filed January 11, 2005

Form 10-Q
For the Quarterly Period Ended January 31, 2005
Your File No. 1-15449

Ladies and Gentlemen:

     On behalf of Stewart Enterprises, Inc. (“Stewart” or the “Company”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile on May 26, 2005 with respect to the above-captioned periodic reports. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by Stewart’s response. When the Company states that it will make disclosure in “future filings,” it means commencing with its Form 10-Q for the quarter ended April 30, 2005 and in subsequent filings, unless otherwise indicated.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2004

General

Comment 1:	In our prior comment letter dated May 5, 2005, we requested that the Company provide, in writing, a statement acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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June 3, 2005

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please furnish the requested statement in your response.

Response 1:	The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Business, page 2

Comment 2:	With regards to your agreements with the Catholic Archdioceses of Los Angeles and New Orleans as addressed in your response to our prior comment 1, we have additional comments as follows

•	Please clarify who owns the funeral homes constructed on land leased from the Archdiocese of Los Angeles and tell us how you account for the related assets, depreciation, and other lease-related expenses (income) in the financial statements. Tell us about the terms of the leases.

•	Tell us if amounts due from these leases are included in the contractual obligations under operating lease agreements on page 32.

•	In your response, you stated that “in exchange for the Archdioceses’ promotion of the mausoleum, the Company pays the Archdiocese a percentage of the revenue from the sale of crypts in the mausoleum.” However, on the Form 10-K, it was stated that the Company constructed a mausoleum “for the Catholic Church”

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June 3, 2005

and “manages the sales relating to the mausoleum for the Church.” Please clarify the nature of the ownership and beneficial interests of each party based on the terms of the development contract and any related subsequent agreements and tell us how you accounted for the underlying transactions. Refer to SFAS 13 and SFAS 98 as appropriate. In addition, tell us how you account for the consideration paid to the Archdiocese in connection with the sale of crypts in the mausoleum. Refer to EITF 01-9.

•	Refer to all the operating leases of land where you have constructed funeral homes. Tell us if you evaluated the guidance in paragraph 17 of SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your operating leases specifically with regard to obligations at the end of the lease term to restore facilities to ?original’ condition and/or removal of equipment.

Response 2:	(1) In 1997, the Company entered into five lease agreements with the Catholic Archdiocese of Los Angeles pursuant to which the Company has constructed funeral homes on land owned by the Archdiocese. (The Company has also entered into a sixth lease agreement with the Catholic Archdiocese of Los Angeles pursuant to which the Company is constructing a funeral home on land owned by the Archdiocese, but rent payments have not commenced under the terms of the lease.) All of the leases are substantially the same, except for the amount of fixed rent. The Company paid for the construction of the funeral homes, operates the funeral homes and pays all costs of operating them. The Archdiocese is the legal owner of the funeral homes. The leases expire in 2039, and there are no options to renew. The Company does not have an option to purchase the land or the funeral homes, either during the term or at the expiration of the lease. The lease agreements provide for fixed annual rents paid in monthly installments, plus additional rent based on specified revenue levels, if achieved. Because none of the capitalization criteria in SFAS 13 are met, we account for these leases as operating leases.

Rent expense is included in funeral costs and expenses. The funeral homes are included as leasehold improvements on the Company’s balance sheet. The Company is amortizing the leasehold improvements through 2039 (the shorter of the life of the lease or the respective building’s economic life) because it believes that the buildings, on which construction was completed between 2000 and 2001, have economic lives beyond 2039. The depreciation expense on

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June 3, 2005

the leasehold improvements is also included in funeral costs and expenses. The operations of the funeral homes are included in funeral revenue and funeral costs and expenses.

(2) Yes, the amounts due under these leases are included in the contractual obligations under operating lease agreements on page 32, using the fixed rents through 2039. Additional contingent rents based on revenue levels achieved cannot be estimated at this time and therefore are not included.

(3) The agreement regarding crypt sales is with the New Orleans Archdiocese only. The agreement is separate and different from the ones with the Catholic Archdiocese of Los Angeles. There is no similar agreement with the Archdiocese of Los Angeles.

The Company has entered into an agreement with the Catholic Archdiocese of New Orleans pursuant to which the Company constructed and owns a mausoleum on one of the Company’s cemeteries, and the Archdiocese of New Orleans assists in the promotion of the sale of crypts in the mausoleum to Catholic parishioners of the Archdiocese of New Orleans. The Company pays the Archdiocese of New Orleans a percentage of the revenue from the sale of all crypts in the mausoleum.

The Form 10-K for the fiscal year ended October 31, 2004 (the “2004 Form 10-K”) reported that the mausoleum was constructed “for the Catholic Church” and that the Company “manage[s] the sales relating to the mausoleum for the Church.” These statements were meant to describe the relationship in general, not legal, terms. Although as a legal matter the Company owns the mausoleum, paid for its construction, pays all expenses associated with operating it and controls all sales of crypts in the mausoleum, the intent of the parties was for the mausoleum to be used primarily by the Catholic parishioners of the Archdiocese of New Orleans. However, the Company will modify its disclosure in future filings to describe the legal relationship in the manner in which it is described in the preceding paragraph.

As indicated above, the Company pays the Archdiocese of New Orleans a percentage of the revenue from the sale of all crypts in the mausoleum, regardless of whether the sale could actually be attributed to the promotional efforts of the Archdiocese of New Orleans. Accordingly, the payments made to the Archdiocese of New Orleans

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June 3, 2005

are recorded as cemetery costs and expenses in the period the related sales occur. We consider this to be a direct cost and expense related to the sales effort associated with the crypts. Because the Company has complete legal ownership and control of the mausoleum, paid for its construction and pays for its operation, it is accounted for in the same manner as all other mausoleums that the Company owns and operates. SFAS 13 and SFAS 98 are not applicable, because the relationship does not involve a lease. EITF 01-9 is also not applicable, because the relationship is not a customer — vendor relationship.

(4) The Company has six leases that relate to leases of land on which the Company has constructed funeral homes. The Company has reviewed all six of the operating leases. Based upon its evaluation of the lease terms and the guidance in paragraph 17 of SFAS 143, the Company has determined that it does not have any legal retirement obligations associated with the end of the lease terms, except to remove or remediate any hazardous substance brought to or created on the premises as set forth in the lease terms. The Company does not expect to incur any expense to comply with this obligation.

Comment 3:	We note that you entered into six leases that expire between 2032 and 2039 in which you have the right of first refusal and an option to purchase the leased premises. Please provide support for the accounting of these leases as operating leases in view of the option to purchase the leased premises and the life of the leases.

Response 3:	The Form 10-K states that “The leased properties have terms ranging from 1 to 15 years, except for six leases that expire between 2032 and 2039. Generally, we have a right of first refusal and an option to purchase the leased premises.” The second sentence was not meant to apply to the six leases specifically, but rather to all of the Company’s approximately 60 funeral home leases generally. In fact, as stated in our response to Comment 2 above, the Company does not have an option to purchase the property relating to those five leases with the Archdiocese of Los Angeles expiring in 2039 or the lease expiring in 2032. The Company will clarify this disclosure in future filings. The Company has evaluated all leases that do have a right of first refusal or an option to purchase the leased premises and determined that none of these leases contain a bargain purchase option or have other characteristics that would require them to be accounted for as capital leases.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trust Portfolio, page 21

Comment 4:	We note your response to our prior comment 2. Please structure your response to distinguish the impairment of your investment portfolio from the impairment of your deferred assets (acquisition costs). Tell us how you determine that the trusts are in a net loss position, and whether the loss is other than temporary.

Response 4:	The Company marks its trust portfolio to market each quarter. Changes in the market value of the trusts are recorded by increasing or decreasing trust assets included in the preneed funeral and cemetery receivables and trust investments line items on the balance sheet, with a corresponding increase or decrease in the deferred preneed revenue and non-controlling interest line items on the balance sheet. Therefore, there is no effect on net income.

The Company determines whether or not the investment portfolio has an other than temporary impairment on a security by security basis. A loss is considered other than temporary if the security has a reduction in market value compared with its cost basis of 20% or more for a period of six months or longer. If a loss is other than temporary, the cost basis of the security is adjusted downward to its market value. This affects the Company’s footnote disclosure but does not have an effect on the Company’s financial statements, since the trust portfolio is already marked to market each quarter pursuant to the accounting treatment prescribed in the preceding paragraph. The footnotes disclose the adjusted cost basis and how much of the losses are considered other than temporary. The accounting for changes in market value of the Company’s trust portfolio was discussed with and agreed to by the Staff in connection with discussions regarding FIN 46 in April 2004 with the death care industry. A letter documenting the discussions with the SEC was filed under Form 8-K dated July 27, 2004, and we are providing a copy of that letter herewith for the Staff’s convenience. (See Exhibit 1.)

The Company performs a separate analysis to determine whether its preneed contracts are in a loss position, which would necessitate a charge to earnings. For this analysis, the Company determines which trusts are in a net loss position by comparing the aggregate market value of the trust’s investments with the aggregate actual cost basis of

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the investments. If the aggregate cost basis exceeds the aggregate market value of the investments, the trust is considered to be in a net loss position.

For trusts in a net loss position, the Company adds the sales prices of the underlying contracts and net realized earnings, then subtracts net unrealized losses to derive the net amount of proceeds for contracts associated with the trusts in question as of that particular balance sheet date. The Company looks at unrealized gains and losses based on current market prices quoted for the investments, but does not include future expected returns on the investments in its analysis.

The Company compares the amount of proceeds to the estimated costs to deliver the contracts, which consist primarily of merchandise costs and selling costs (prearranged acquisition costs – note that this was the Company’s treatment prior to the decision to change the accounting for such costs in the first quarter of fiscal 2005 as further discussed in the response to Comment 6.). If a deficiency were to exist, the Company would record a charge to earnings and a corresponding liability for the expected loss on the delivery of those contracts from its backlog. Due to the margins of our preneed contracts and the relatively high trust portfolio returns the Company enjoyed prior to fiscal year 2000, there is currently substantial capacity for additional market depreciation before a contract loss would result.

Comment 5:	We reiterate our prior comment 3. Please identify the investments with unrealized losses that have not been recognized as other than temporary in tabular form as exemplified in Exhibit 03-1A of EITF 03-1. We may have further comments, following a review of this table.

Response 5:	The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of October 31, 2004. The Company will include this disclosure in its Form 10-K for October 31, 2005 with the relevant data as of October 31, 2005. As discussed in the response to Comment 4, a loss is considered other than temporary if the security has a reduction in market value, compared with its cost basis, of 20% or more for a period of six months or longer.

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Funeral Trusts
($ in thousands)	Less Than 12 Months		12 Months or Greater		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses

U.S. Government, agencies and municipalities	$77	$(1)	$284	$(25)	$361	$(26)

Preferred Stocks	12,075	(174)	3,443	(248)	15,518	(422)

Common Stocks	54,944	(4,569)	44,943	(8,645)	99,887	(13,214)

Mutual Funds	—	—	4,098	(73)	4,098	(73)

Total	$67,096	$(4,744)	$52,768	$(8,991)	$119,864	$(13,735)

Merchandise
Trusts
($ in thousands)	Less Than 12 Months		12 Months or Greater		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses

U.S. Government, agencies and municipalities	$123	$(1)	$127	$(3)	$250	$(4)

Preferred Stocks	1,991	(59)	1,353	(99)	3,344	(158)

Common Stocks	31,197	(2,795)	18,600	(3,139)	49,797	(5,934)

Mutual Funds	435	(1)	18	(1)	453	(2)

Total	$33,746	$(2,856)	$20,098	$(3,242)	$53,844	$(6,098)

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Perpetual Care
Trusts
($ in thousands)	Less Than 12 Months		12 Months or Greater		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses

Cash, money market and other short-term investments	$90	$(3)	$—	$—	$90	$(3)

U.S. Government, agencies and municipalities	1,081	(10)	708	(87)	1,789	(97)

Corporate Bonds	374	(6)	663	(17)	1,037	(23)

Preferred Stocks	4,113	(46)	—	—	4,113	(46)

Common Stocks	22,311	(2,230)	22,466	(3,567)	44,777	(5,797)

Mutual Funds	718	(20)	645	(31)	1,363	(51)

Total	$28,687	$(2,315)	$24,482	$(3,702)	$53,169	$(6,017)

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(k) Funeral Revenue, page 57

Comment 6:	We note your response to our prior comment 9 and your cited guidance that advertising activities and policy acquisition costs should ... be accounted for in accordance with paragraphs 28 and 29 of SFAS 60.

•	We object to your capitalization of advertising costs, unless the advertising activity can elicit a direct response resulting in an identifiable preneed contract. Please revise or advise.

•	We also note that you included Shared Services Center preneed sales acquisition support costs and preneed sales administrative costs in deferred acquisition costs. Tell us your consideration of paragraph 27 of SFAS 60.

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•	Tell us if you are able to directly relate each element of deferred acquisition cost with a corresponding contract. Tell us your consideration of paragraph 28 of SFAS 60.

Response 6:	In accordance with the Company’s discussions with the Staff, the Company has decided to adopt a change in accounting principle to expense preneed selling costs. The change will be reflected in the Company’s Form 10-Q for the quarter ended April 30, 2005, and the Company will amend its first quarter Form 10-Q for the quarter ended January 31, 2005 to reflect the change shortly after the second quarter Form 10-Q is filed. These changes will also be reflected in a pre-effective amendment to the Company’s registration statement on Form S-4 relating to its 6 1/4% senior notes due 2013 with pro forma earnings per share information included in the historical table for fiscal years 2000 through 2004 and for the six months ended April 30, 2004. The Company will also include a discussion of the accounting change in its pre-effective amendment. The amended first quarter Form 10-Q and the second quarter Form 10-Q will be incorporated by reference into the Form S-4 and will reflect this accounting change.

The Company believes this is a preferable accounting policy. After adopting this change in accounting principle, the Company’s accounting for preneed selling costs will be the same as that of the two largest public death care companies, the largest of which only recently changed to that method of accounting. The Company believes this course of action is in the best interests of its stockholders, primarily because stockholders and analysts prefer the accounting to be the same across the industry so that they can make comparisons of performance more easily.

In connection with adopting this change in accounting principle, the Company will record a cumulative effect of change in accounting principle of approximately $142 million after tax ($235 million pre-tax) effective at the beginning of fiscal 2005. The primary component of this charge relates to previously deferred commissions, bonuses, and fringe benefits related to preneed sales. Also included in this charge are amounts related to preneed advertising and amounts related to the Shared Services Center sales acquisition support. Approximately $7 million after tax ($11 million pre-tax), or 5 percent, of the cumulative effect of the change in accounting charge relates to preneed advertising costs previously deferred pursuant to SFAS 60 and approximately $4 million after tax ($7 million pre-tax), or 3 percent, relates to Shared Services Center preneed sales acquisition support

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costs previously deferred pursuant to SFAS 60. Accordingly, in total, approximately $11 million after tax ($18 million pre-tax), or 8 percent, of the cumulative effect of change in accounting principle relates to both preneed advertising costs and Shared Services Center preneed sales acquisition support costs deferred pursuant to SFAS 60 as of October 31, 2004.

For fiscal years 2004, 2003 and 2002, the effect on net income of the Company’s policy of deferring and amortizing preneed advertising costs compared to expensing current preneed advertising costs is as follows:

	Fiscal Years Ended
	October 31,
	2004	2003	2002
	(in millions)
Preneed advertising costs incurred	$4.5	$3.3	$2.9
Less amortization of deferred preneed advertising costs	1.0	.6	.3

Net effect on pre-tax earnings	3.5	2.7	2.6
Taxes	1.4	1.0	1.0

Net effect on earnings	$2.1	$1.7	$1.6

While the Company is adopting the change in accounting principle described above, the Company reiterates its belief that its prior accounting for preneed selling costs, including preneed advertising costs and Shared Services Center preneed sales acquisition support costs, was proper. As described in its March 2001 Form 8-K, the Company believes that SFAS 60 applies to the accounting for its preneed selling costs.

SOP 93-7, which generally requires advertising costs to be expensed unless certain criteria are met, states in paragraph 81 that “the guidance in this SOP does not apply to transactions for which pronouncements in category (a) in paragraph 10 of SAS No. 69 provide guidance.” SFAS 60 is included as a category (a) item in SAS No. 69. Therefore the Company followed the provisions of SFAS 60 in accounting for its deferred acquisition costs including related

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advertising costs. Furthermore, the Industry Audit Guide for Stock Life Insurance Companies provides that advertising activities are policy acquisition costs and should continue to be accounted for in accordance with paragraphs 28 and 29 of SFAS 60. Although the Company is not a stock life insurance company, the Company followed the accounting principles as set forth in SFAS 60 as prescribed in its 2001 Form 8-K filing dated March 14.

The Company deferred advertising costs that were primarily related to the acquisition of new preneed sales and varied with the level of preneed sales. General advertising costs that did not primarily relate to the acquisition of new preneed sales or vary with the level of preneed sales made were expensed.

The Company also reviewed paragraph 27 of SFAS 60. The costs related to the Shared Services Center that the Company deferred are not general administration or policy maintenance. The Company expensed costs as they were incurred at the Shared Services Center related to general administration or policy maintenance. The costs the Company deferred were primarily related to the acquisition of new preneed sales and varied with the level of preneed sales made.

(19) Long-term Debt, page 89

Comment 7:	We note your response to our prior comment 16, including the supplemental disclosure as required under Rule 5-02(19) (b) of Regulation S-X. Further, in your response, you demonstrated your analysis of the amended credit facility based on each lender’s commitment before and after the modification of the credit terms, per your interpretation of EITF 96-19. However, it appears that in the old and the new agreements, the lenders entered into each agreement collectively as a group, with a third party named as Administrative Agent/ Collateral Agent. Per Implementation Guideline 3 of EITF 96-19, the analysis should not “look through” the intermediary. Please revise your analysis of the borrowing capacity to determine whether there was a modification or extinguishment based on the cited guideline.

Response 7:	Both the old and new credit agreements consisted of a revolving credit facility and a Term Loan B. The Company had the same Administrative Agent/Collateral Agent under each old and new

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agreement and this Agent was also a lender under each old and new agreement.

In analyzing the impact of the refinancing, we treated the revolving credit facility and Term Loan B separately as each was comprised of different lenders and subject to different authoritative guidance under the EITF literature.

Revolving Credit Facility

The Company followed the guidance of EITF 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements in assessing the deferred charges related to the revolving credit facility. EITF 98-14 does not include the guidance of “looking through” to the intermediary as prescribed by EITF 96-19. Because both the old and the new revolving credit facilities are syndications, the Company assessed the borrowing capacity change for each lender in the old revolving credit facility compared to the borrowing capacity in the new revolving credit facility in accordance with EITF 98-14. Under this guidance, the Company wrote off a proportional amount of unamortized deferred costs associated with those lenders where the borrowing capacity had declined (or was eliminated via non-participation in the new revolving credit facility). Based upon a comparison of the borrowing capacity for each lender in both the old and new revolving credit facilities, approximately 26 percent of the unamortized debt costs related to the old revolving credit facility were written off. Of the $2,651 (in thousands) early extinguishment of debt charge, approximately $277 (in thousands) related to the write-off of unamortized fees associated with the revolving credit facility. The remaining unamortized fees, together with new fees paid to the lenders and third-party costs incurred in establishing the new revolving credit facility, were deferred and are being amortized over the term of the new revolving credit facility.

Term Loan B

For the unamortized fees related to the Company’s old Term Loan B, the Company applied the guidance of EITF 96-19: Debtor’s Accounting for a Modification or Exchange of Debt Instruments.

The Company performed the 10 percent test specified in EITF 96-19 to determine if the modification of the Term Loan B was considered substantial. Because the effect on cash flow was more than 10 percent,

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the transaction was treated as an extinguishment of debt. The changes that were considered in the calculation were the changes in margin, principal, maturity and amortization. The Term Loan B principal changed from $50 million to $100 million and therefore the 10% test was clearly exceeded due to the change in principal. In performing the 10 percent test, the Company applied the guidance of EITF 96-19 Implementation Guideline 3 and accordingly did not “look through” the intermediary but applied the 10% test to the overall change in the Term Loan B arrangement. Of the $2,651 (in thousands) early extinguishment of debt charge, approximately $2,374 (in thousands) related to the write-off of the old Term Loan B fees and represented the write-off of all of the unamortized fees related to Term Loan B. New fees paid to the lenders and third-party costs incurred under the new agreement of the Term Loan B were deferred and are being amortized over the new term.

(21) Income Taxes, page 21

Comment 8:	We note your response to our prior comment 17 and your interpretation of paragraph 35 of SFAS 109.

•	On page 97, you indicated that “a valuation allowance of $ 13,980 was required because the Company anticipated the majority of (asset) sales would generate capital losses due to the expected nature of the sales transactions; ... in 2004, a benefit was recorded since there were sufficient capital gains in the current year available to offset these losses. Accordingly, the valuation allowance... was reduced to $9,556.” Thus, it appears that the decrease in the valuation allowance was due solely to income or loss recognized in the current year in a category other than income from continuing operations (i.e., asset sales from discontinued operations). Tell us how you concluded that the change in the valuation allowance arose from a change in your judgment involving continuing operations.

•	Additionally, the schedule on the reconciliation of the statutory tax rate to the effective tax rate does not clearly depict the effect of the change in the valuation allowance in 2003 and 2004. Refer to paragraph 45(h) of SFAS 109 and revise or advise.

Response 8:	In the previous response, the Company was stating its policy when it stated: “In accordance with paragraph 35 of FAS 109, a change in circumstances that causes a change in judgment about the realization

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of deferred tax assets in future years is recorded in continuing operations.” The Company was not stating that the change in valuation allowance during fiscal 2004 resulted from a change in judgment. To the contrary, the change in the valuation allowance resulted from a change in circumstances as described in the following paragraphs.

A valuation allowance of $13,980 (in thousands) was required in 2003 because the Company anticipated that the majority of the sales would be stock sales. Losses attributable to sales of stock would therefore be classified as capital losses for tax purposes. The Company recorded a tax benefit and a corresponding valuation allowance for that benefit as the Company was not assured of future capital gains that would enable the realization of the tax benefit associated with these capital losses. During fiscal year 2004, the valuation allowance changed by $4,424 (in thousands).

During fiscal year 2004, sales of certain of these businesses were completed as asset sales instead of the previously anticipated stock sales. Losses attributable to a sale of business assets are classified as ordinary losses for tax purposes. This change allowed the Company to realize a tax benefit in the 2004 tax return as the Company had ordinary income to offset against the ordinary loss deduction. The amount of benefit realized in 2004 attributable to this change in facts and circumstances surrounding the finalized sale (as opposed to a “change in judgment about the realization of a deferred tax asset in future years”) was $3,317 (in thousands). This benefit was recorded in discontinued operations which is where the losses that created the benefit were previously recorded.

The valuation allowance decreased by $844 (in thousands) related to continuing operations. Due to a change in facts and circumstances, the original tax benefit and corresponding valuation allowance of $1,951 (in thousands) recorded in 2003 was reduced to $1,107 (in thousands) in 2004, or a decrease of $844 (in thousands) in both the valuation allowance and tax benefit. Since the change in the tax benefit and the valuation allowance netted to zero, the impact on net earnings from continuing operations was also zero.

The remaining decrease in the valuation allowance of $263 (in thousands) was due to the realization of capital gains in 2004 associated with the sale of various other assets. The tax benefit of $263 (in thousands) was also recorded in discontinued operations since the

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loss that generated that benefit had been previously recorded in discontinued operations.

Paragraph 45(h) of SFAS 109 requires a reconciliation of the statutory tax rate to the effective tax rate for continuing operations only. Because the changes in the valuation allowance that related to continuing operations also had a reduction in the associated tax benefit, the net impact on the tax rate reconciliation was 0%. That net impact of 0% was included in the line item “Basis adjustment on sale of businesses.”

(24) Segment Data, page 104

Comment 9:	We note your response to our prior comment 18. Please confirm our understanding of your response. In a facility that is a combination operation, are the operating results for the funeral home and cemetery separately identifiable, separately managed by a segment manager and reported to the respective operating segment?

Response 9:	In a combination operation, the separate operating results of the funeral home and cemetery are identifiable. For example, the Company has financial statements for the funeral home and separate financial statements for the cemetery. For segment reporting purposes, the funeral home’s operations are reported in the funeral segment and the cemetery’s operations are reported in the cemetery segment. The Company does not have a separate individual segment manager as defined by paragraph 14 of SFAS 131 for funeral or cemetery operations such as a vice president of funeral division or cemetery division. The chief operating decision maker serves in that role.

Comment 10:	Please refer to our prior comment 15 asserting that your funeral and cemetery businesses constitute your reportable segments. To help us understand better your response, please provide us the reports provided to the chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

Response 10:	The Company is providing these reports to the Staff separately pursuant to a Freedom of Information Act confidential treatment request.

Securities and Exchange Commission
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FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 2005

Comment 11:	Refer to your response to our prior comment 21 and the disclosures regarding your plans with the businesses that were previously accounted for assets held for sale as included on page 36 in the Form 10-Q for the first quarter of the current fiscal year.

•	Tell us whether you are actively marketing these assets at prices that reflect the current fair market value of the businesses.

•	Tell us the nature of businesses which you will sell as real estate.

Refer to Example 11 in Appendix A of SFAS 144 and revise or advise.

Response 11: (1) The Company is continuing to market the assets previously classified as held for sale as of October 31, 2004 at prices that reflect the current fair market value of the assets, except in one minor case where the Company has, subsequent to January 31, 2005, determined to abandon the effort to sell the business. The Company concluded that as of January 31, 2005, SFAS 144 required that any of these businesses previously classified as discontinued operations be reclassified as continuing operations. The Company also believed this result was consistent with the policy behind the accounting literature, namely, that it is inappropriate to include in discontinued operations businesses that one hopes to sell but may not be able to sell. The Company continued its selling efforts, but after more than 12 months of trying, it could not be sure as of January 31, 2005 that these businesses would be sold and therefore deemed it appropriate to classify such businesses as continuing operations.

(2) The businesses that the Company determined, after October 31, 2003, to sell as real estate instead of operating businesses are funeral homes, primarily located in Puerto Rico. For these businesses, the Company determined that the properties are more valuable as real estate than as operating businesses. The Company is selling the tangible property and the employees will not continue at the facility under the new ownership. When the Company made that determination during fiscal 2004, the Company moved these operations from discontinued operations to continuing operations. As the one year time frame had not elapsed at that time, the assets and liabilities remained in the held for sale category. After the one-year requirement expired during the first quarter of fiscal 2005, the Company moved the assets from the held for sale line item on the

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June 3, 2005

balance sheet into their respective balance sheet categories, i.e. land, buildings, etc. as of January 31, 2005.

(3) The Company considered Example 11 in Appendix A of SFAS 144 when preparing its Form 10-Q for the quarter ended January 31, 2005 and concluded that the situations mentioned in Example 11 were not applicable to our situation because the Company’s inability to sell the relevant businesses was not due to a deterioration in market conditions. Rather, the Company believes that its inability to sell the assets during the one-year time frame, which it originally thought was probable, was a consequence of attempting to sell specialized businesses within a fairly small universe of potential buyers. In addition, some tentative agreements were not consummated due to buyer financing falling through, and some buyers backed out of negotiations, in each case resulting in unanticipated delays. As of January 31, 2005, we had entered into preliminary agreements to sell 9 of the 17 businesses that remained unsold; however, these were not binding agreements. As of January 31, 2005, the Company intended to sell all of the remaining 17 businesses; however, the Company could not be certain this goal could be achieved.

     If you have any questions or comments, please contact the undersigned at (504) 582-8338.

Sincerely,

Dionne M. Rousseau, Partner
Jones, Walker, Waechter, Poitevent,
Carrère & Denègre, L.L.P.

Securities and Exchange Commission
June 3, 2005

Exhibit 1

Form 8-K

STEWART ENTERPRISES INC — STEI
Filed: July 27, 2004 (period: July 27, 2004)

Report of unscheduled material events or corporate changes. e.g acquisition bankruptcy resignation

Exhibit 99.1

July 21, 2004

Mr. Donald T. Nicolaisen
Chief Accountant
Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1103

Via FAX — (202) 942-9656

Dear Mr. Nicolaisen:

Based on discussions with the staff of the Securities and Exchange Commission (“SEC Staff”) over the past several months, culminating with a meeting with the SEC Staff on April 29, 2004, we have prepared this letter summarizing the application of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”), to statutorily required trusts (the “Trusts”) utilized by the undersigned registrants in the deathcare industry (the “Registrants”). The information included herein represents our conclusions regarding the accounting for the Trusts under the requirements of FIN 46R. We acknowledge that our accounting conclusions that follow are an industry-specific application of the literature discussed herein and should not be analogized to in other situations. Based on these discussions, we understand the SEC Staff will not object to these conclusions.

Securities and Exchange Commission
June 3, 2005

Background

A significant component of the Registrants’ businesses is the sale on a preneed basis of funeral and cemetery merchandise and services and cemetery interment rights and property. State laws generally require all or a substantial portion of the funds collected for preneed funeral and cemetery merchandise and service contracts to be placed into merchandise and service trusts (“M&S Trusts”). State laws also require a portion of the funds collected from sales of cemetery interment rights and property to be placed into perpetual care trusts (“Care Trusts”).

M&S Trusts are required by state statutes and are established explicitly to protect preneed consumers by limiting access by funeral and cemetery operators to the funds until the merchandise is delivered or services are performed. The funds deposited into the M&S Trusts are invested in accordance with the investment requirements established by statute or, where the prudent investor rule is applicable, the trustees’ judgment. In exchange for the amounts paid by the customer plus the accumulated earnings on these amounts, the Registrants are contractually obligated to deliver the merchandise or perform the services stipulated by the contract terms. Economically, the M&S Trust earnings compensate the funeral or cemetery operator for increases in the costs of providing the merchandise or performing the services because funeral and cemetery operators are contractually obligated to provide such merchandise and services in the future at a price established at the time the contract is entered into with the preneed consumer. The assets of the M&S Trusts are not subject to the claims of the Registrants’ creditors.

Care Trusts are also required by state statutes and obligate the Registrants to remit a portion of the proceeds from the sale of cemetery interment rights and property to such Care Trusts. Earnings on the Care Trust corpus are used for the perpetual upkeep of the cemetery grounds. Except in very limited circumstances, neither the cemetery operators nor the customers have any right to the Care Trust corpus and the Care Trusts’ assets are not subject to the claims of the Registrants’ creditors.

Adoption of FIN 46R

Under the provisions of FIN 46R, M&S Trusts and Care Trusts are variable interest entities because the Trusts meet the conditions of paragraphs 5(a) and 5(b)(1) of FIN 46R. That is, as a group, the equity investors (if any) do not have sufficient equity at risk and do not have the direct or indirect ability through voting or similar rights to make decisions about the Trusts’ activities that have a significant effect on the success of the Trusts. FIN 46R requires the Registrants to consolidate M&S Trusts and Care Trusts for which the Registrants are the primary beneficiaries (i.e., those for which the Registrants absorb a majority of the Trusts’ expected losses). A Registrant is the primary beneficiary of a given Trust whenever a majority of the assets of the Trust are attributable to deposits for customers of the Registrant. If the assets of a given Trust arise as a result of deposits for customers of multiple Registrants or multiple funeral and cemetery operators, such that a majority of the assets of the Trust are not attributable to customers of any single Registrant or single funeral and cemetery operator, then no Registrant

Securities and Exchange Commission
June 3, 2005

would absorb a majority of the Trust’s expected losses (i.e., the Trust would not have a primary beneficiary) and the Trust would not be consolidated under the provisions of FIN 46R.

Although FIN 46R requires consolidation of most of the M&S Trusts and the Care Trusts, it does not change the legal relationships among the Trusts, the Registrants and their customers. In the case of the M&S Trusts, the customers are the legal beneficiaries. In the case of the Care Trusts, the Registrants do not have a legal right to the trust assets. For these reasons, upon consolidation of the Trusts, the Registrants are recognizing non-controlling interests in their financial statements to reflect the third party interests in these Trusts in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity. As discussed with the SEC Staff, the Registrants are classifying deposits to M&S Trusts as liability non-controlling interests and are classifying deposits to Care Trusts as equity non-controlling interests. The Registrants are continuing to account for amounts received from customers prior to delivery of merchandise or services that are not deposited in either M&S Trusts or Care Trusts as deferred revenue.

In consolidation, the Registrants recognize realized investment earnings of the M&S Trusts within Other income, net. The Registrants then recognize a corresponding expense within Other income, net that represents the realized earnings of those trusts that are attributable to the non-controlling interest holders. The corresponding credit for this expense is Non-controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. The sum of these expenses recorded in Other income, net will offset the realized earnings of such trusts also recognized within Other income, net. Accordingly, the Registrants’ income statements are not affected by consolidation of the Trusts in accordance with FIN 46R (i.e., the application of this accounting policy is income statement neutral to the Registrants’ financial statements).

To the extent the earnings of the Trusts are distributed prior to the delivery of merchandise and/or services, a corresponding amount of non-controlling interest will be reclassified to deferred revenue, until it is recognizable as revenue. In the case of M&S Trusts, the Registrants recognize as revenues amounts previously attributed to non-controlling interests and deferred revenues upon the performance of services and delivery of merchandise, including earnings accumulated in these trusts. In the case of the Care Trusts, distributable earnings are recognized in cemetery revenues to the extent of qualifying cemetery maintenance costs.

Both the M&S Trusts and the Care Trusts hold investments in marketable securities that generally are classified as available-for-sale by the Registrants under the requirements of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”). In accordance with the provisions of FAS 115, available-for-sale securities of the Trusts are initially recorded at fair value, with unrealized gains and losses excluded from earnings of the Registrants and initially recorded as a component of Accumulated other comprehensive income (loss) in the consolidated balance sheet. By analogy to the guidance in EITF Topic D-41, Adjustments in Assets and Liabilities for Holding Gains and Losses as Related to the Implementation of FASB Statement No. 115 (“Topic D-41”), unrealized gains and losses on

Securities and Exchange Commission
June 3, 2005

available-for-sale securities of the Trusts attributable to the non-controlling interest holders are not recorded as Accumulated other comprehensive income (loss), but are recorded as an adjustment to either Non-controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. Therefore, unrealized gains and losses attributable to the non-controlling interest holders are reclassified from Accumulated other comprehensive income (loss) to either Non-controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. The gross effect from applying Topic D-41 on the Registrants’ Accumulated other comprehensive income (loss) will be disclosed in the Registrants’ footnotes to their financial statements, but the Registrants’ Accumulated other comprehensive income (loss) on the face of the balance sheet is ultimately not affected by consolidation of the Trusts.

* * * * *

We respectfully thank the SEC Staff for their time and attention over the last several months regarding the application of FIN 46R to the Trusts. This letter sets forth the accounting policies that we, the Registrants, will follow as a result of the adoption of FIN 46R.

Service Corporation International	Alderwoods Group, Inc.

Stewart Enterprises, Inc.	Carriage Services, Inc.

cc:	PricewaterhouseCoopers LLP
KPMG LLP